Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

August 26, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX PEARL, LLC ("PEARL")
Amendment 2020-9 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-9 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit F – Updated Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 08/26/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

20012451

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: August 26, 2020

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _______, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. Pre-Application Survey Form (MIAX, PEARL Options & EMERALD)
2. Pre-Application Survey Form (PEARL Equities) **[New]**
3. Member Application (MIAX, PEARL Options & EMERALD)
4. Member Application (PEARL Equities) **[New]**
5. Waive-In Member Application (MIAX, PEARL & EMERALD)
6. Amendment to Member Application (MIAX, PEARL Options & EMERALD)
7. Amendment to Member Application (PEARL Equities) **[New]**
8. Market Maker Member Guarantee (PEARL)
9. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)
10. User Agreement (MIAX, PEARL & EMERALD)
11. Sponsored Access Agreement (PEARL)
12. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)
13. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (PEARL)
14. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (PEARL)
15. Exchange Data Agreement (MIAX, PEARL & EMERALD)
16. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD)

17. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD)

18. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD)

19. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD)

20. Market Data Policies (MIAX, PEARL & EMERALD)

21. Service Bureau Agreement (MIAX, PEARL & EMERALD)

22. Extranet Connection Agreement (MIAX, PEARL & EMERALD)

23. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD)

24. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

25. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

26. Retail Member Organization Application (PEARL Equities) **[New]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX PEARL EQUITIES

PRE-APPLICATION SURVEY FORM

Firm Name: ______________________________

Application Contact:______________________________

Title:______________________________

Telephone: ____________________ **CRD #**:____________________

I. Type of Business Activity
[Indicate all that apply.]

☐ **MIAX PEARL EQUITIES MEMBER**
- ☐ Equities Market Maker
- ☐ Equities Order Entry Firm
- ☐ Clearing Firm
- ☐ Sponsored User
  - ☐ Self-Clearing #(s):______________________________
  - ☐ Clearing Arrangement with #(s):______________________________

Trading Categories:
- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:______________________________

II. Organizational Structure

- ☐ Limited Liability Company
- ☐ Partnership
- ☐ Corporation
- ☐ Other: ______________________________

Encrypted electronic filings are advisable for secure personal or financial information.

III. Business and Operating Information

Type of trading activities description:______________________________

Description of market maker, order routing and processing systems:______________________________

____

____

Application Contact:

Name:______________________ Title: ______________________

Telephone:______________________ Email: ______________________

Technical Contact:

Name:______________________ Title: ______________________

Telephone:______________________ Email: ______________________

Trading Contact:

Name:______________________ Title: ______________________

Telephone:______________________ Email: ______________________

IV. Miscellaneous Information

- Designated Examining Authority: ______________________
- Will your firm require connectivity to MIAX PEARL Equities? ☐ Yes ☐ No
- Will your firm be routing orders to MIAX PEARL Equities through another firm? ☐ Yes ☐ No

  Explain: ______________________

  ____
- Will your firm be doing a public business? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX PEARL Equities? ☐ Yes ☐ No
- Is your firm (or an affiliate) publicly traded? SYMBOL:_________ EXCH:___________ ☐ No

MIAX PEARL EQUITIES

MEMBER APPLICATION

Firm Name: ______________________________

Application Contact:______________________________

Title:______________________________

Telephone: ______________________ **Email:**______________________

An Applicant for membership on MIAX PEARL, LLC, for purposes of participating on MIAX PEARL Equities as an Equity Member ("MIAX PEARL Equities" or the "Exchange") must complete this Member Application form, including Sections I through VII. Applicants applying for an Equities Market Maker membership must complete Section VIII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental filings requested herein should be sent via electronic or certified or first class mail to:

MIAX PEARL Equities 7 Roszel Road, Ste. 1A Princeton, NJ 08540 Attention: Member Services 609-897-1479 Membership@MIAXEquities.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Every Equity Member shall at all times maintain membership in another registered exchange that is not registered solely under Section 6(g) of the Exchange Act or with the Financial Industry Regulatory Authority ("FINRA"). Equity Members that transact business with public customers shall at all times be members of FINRA. If such other registered exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.*

MEMBER APPLICATION

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

An Equity Member is a Member authorized by the Exchange to transact business on MIAX PEARL Equities.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: Equities Market Maker and/or Equities Order Entry Firm.

a) Address:____________________

City/State/Zip Code:____________________

Telephone:________________ Fax:________________

b) Website Address:____________________

c) Is Applicant affiliated with a MIAX Options Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

____

d) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

____

e) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

____

II. Type of Business Activity

[Indicate all that apply.]

☐ **MIAX PEARL EQUITIES MEMBER**

- ☐ Equities Market Maker – *Please also complete Section VIII.*
- ☐ Equities Order Entry Firm
- ☐ Clearing Firm
- ☐ Sponsored User
  - ☐ Self-Clearing #(s):____________________
  - ☐ Clearing Arrangement with #(s):____________________

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:____________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Responsible Person:

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

#1) Registered Supervisor of Authorized Person(s) - Series 7 and 57 or an equivalent foreign examination module approved by the Exchange**:**

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

#2) Registered Supervisor of Authorized Person(s) - Series 7 and 57 or an equivalent foreign examination module approved by the Exchange**:**

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

Chief Compliance Officer:

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

Each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:______________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

For following Sections, *attach response statement(s) as needed.*

IV. Regulatory

- ☐ a) Form BD: *current copy*. SEC # 8-:__________________ Firm CRD: #________________________
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Authorized Trader(s) Series 7 and Series 57 or an equivalent foreign examination module approved by the Exchange.
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) – Rules Chapter XXIII.
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders. A Sponsored Access Agreement and User Agreement will need to be completed and filed separately.*
- ☐ k) **Procedures:** *current copy*
  1) **Exchange trading activities:**
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**
- ☐ l) Date of Applicant's last examination during which supervisory procedures were reviewed.
  Please provide copy of disposition findings.

V. Organizational Structure

[Attach response statement(s) as needed.]

- ☐ a) Type of Organization:
  - ☐ Corporation ☐ Limited Liability Company
  - ☐ Partnership ☐ Sole Proprietorship
- ☐ b) State of Organization: ____________________ Federal Tax ID:____________________________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.
- ☐ f) Does Applicant Firm have a direct parent? Parent firm's name: ____
- ☐ g) Has Applicant and/or its predecessor organizations ever operated under another name?

VI. Business and Operating Information

[Attach response statement(s) as needed.]

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: NSCC, securities routing agreement, clearing agreement, joint back office, etc*.)
- ☐ b) The NSCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
- ☐ c) Please *provide:* Error Account Information:____
- ☐ d) MPID(s):____
- ☐ e) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter public customer or proprietary orders or conduct block and/or program trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ f) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ g) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ h) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.
- ☐ i) User Agreement
- ☐ j) Clearing Letter of Guarantee

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $____________

  Describe: (Attach statement)

VIII. Equities Market Maker Membership

[Attach response statement(s) as needed.]

- ☐ a) List of other SROs at which firm is a Market Maker including:
  - Securities for each SRO and trading designation including dealer and/or specialist.
- ☐ b) List of Market Makers and CRD qualifying registrations
- ☐ c) List of Authorized Traders and CRD qualifying registrations
- ☐ d) MPID(s):________________________
- ☐ e) *Please provide:* Error Account Information:____________________
- ☐ f) Written supervisory procedures related to equity market making.

IX. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

____________________	____________________
Print Name	Title
____________________	____________________
Signature	Date

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Person applying to become a Member of the Exchange for purposes of participating on MIAX PEARL Equities as an Equity Member.

Associated Person – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Authorized Trader - For purpose of MIAX PEARL Equities, the term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored User.

Broker - The term "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

Central Registration Depository ("Web CRD®" or "CRD") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

Control – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Dealer – The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

Designated Examining Authority – The term "designated examining authority" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Exchange Act to enforce compliance by Equity Members with Exchange Rules.

Equities Market Maker – The term "Equities Market Maker" shall mean an Equity Member that acts as a Market Maker in Equity Securities, pursuant to Chapter XXVI.

Equities Order Entry Firm – The term "Equities Order Entry Firm", "Order Entry Firm", or "OEF", shall mean those Equity Members representing orders as agent on MIAX PEARL Equities and those non-Equities Market Maker Members conducting proprietary trading.

Equity Member – The term "Equity Member" is a Member authorized by the Exchange to transact business on MIAX PEARL Equities.
Equity Securities – The term "Equity Securities" shall include any equity security defined as such pursuant to Rule 3a11-1 under the Exchange Act.

Financial Arrangement – the direct financing of a Market Maker's dealings upon the Exchange.

Member – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) an "Equities Market Maker" and/or (ii) an "Equities Order Entry Firm."

MIAX – Miami International Securities Exchange, LLC.

MIAX Emerald – MIAX Emerald, LLC.

MIAX PEARL – MIAX PEARL, LLC.

MIAX PEARL Equities – The term "MIAX PEARL Equities" shall mean MIAX PEARL Equities, an equities trading facility of MIAX PEARL, LLC.

MIAX PEARL Equities Book – The term "MIAX PEARL Equities Book" shall mean the electronic book of orders in Equity Securities maintained by the Trading System.

Person – a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision hereof.

Qualified Clearing Agency – The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Exchange Act that is deemed qualified by the Exchange.

Registered Broker or Dealer – The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

Responsible Person – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Self-Regulatory Organization ("SRO") – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Sponsored User – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Equity Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Equity Member's market participant identifier ("MPID").

User – The term "User" shall mean any Member or Sponsored User who is authorized to obtain access to the System pursuant to Exchange Rule 2602.

UTP Exchange Traded Products – The term "UTP Exchange Traded Products" refers to derivative securities products that are not listed on the Exchange but that trade on the Exchange pursuant to unlisted trading privileges, including the following: Equity Linked Notes, Investment Company Units, Index-Linked Exchangeable Notes, Equity Gold Shares, Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed-Income Index-Linked Securities, Futures-Linked Securities, Multifactor-Index-Linked Securities, Trust Certificates, Currency and Index Warrants, Portfolio Depository Receipts, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Commodity Index Trust Shares, Commodity Futures Trust Shares, Partnership Units, Paired Trust Shares, Trust Units, Managed Fund Shares, and Managed Trust Securities.

UTP Security – The term "UTP Security" shall mean an Equity Security that is listed on a national securities exchange other than on the Exchange and that trades on MIAX PEARL Equities pursuant to unlisted trading privileges.

MIAX PEARL Equities Exchange

MIAX PEARL EQUITIES

ADDENDUM TO MEMBER APPLICATION

Firm Name: ____

Application Contact:____

Title:____

Telephone: ______________________ **Email:**______________________

An Applicant for participation on MIAX PEARL Equities as an Equity Member ("MIAX PEARL Equities" or the "Exchange") which is a current Member in good standing on MIAX PEARL, LLC may complete this Addendum to its Member Application form, noting any significant changes in Sections I through VII. Applicants applying for an Equities Market Maker membership must complete Section VIII. The completed Addendum and supplemental filings should be sent via electronic or certified or first class mail to:

MIAX PEARL Equities
7 Roszel Road, Ste. 1A
Princeton, NJ 08540
Attention: Member Services
609-897-1479
Membership@MIAXEquities.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Every Equity Member shall at all times maintain membership in another registered exchange that is not registered solely under Section 6(g) of the Exchange Act or with the Financial Industry Regulatory Authority ("FINRA"). Equity Members that transact business with public customers shall at all times be members of FINRA. If such other registered exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

An Equity Member is a Member authorized by the Exchange to transact business on MIAX PEARL Equities.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: Equities Market Maker and/or Equities Order Entry Firm.

a) Address:______________________________

City/State/Zip Code:______________________________

Telephone:____________________ Fax:____________________

b) Website Address:______________________________

c) Is Applicant affiliated with a MIAX Options Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

d) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

e) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

II. Type of Business Activity

[Indicate all that apply.]

☐ **MIAX PEARL EQUITIES MEMBER**

- ☐ Equities Market Maker – *Please also complete Section VIII.*
- ☐ Equities Order Entry Firm
- ☐ Clearing Firm
- ☐ Sponsored User
  - ☐ Self-Clearing #(s):______________________________
  - ☐ Clearing Arrangement with #(s):______________________________

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other:______________________________

ADDENDUM TO MEMBER APPLICATION

The undersigned MIAX PEARL, LLC Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements and filings with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below. Additionally, the undersigned reaffirms its previously signed and executed Attestation, Consent to Jurisdiction and Authorization of Membership as it is maintained and extends to its MIAX PEARL Equities application.

______________________________	______________________________
Print Name	Title
______________________________	______________________________
Signature	Date

III.	**Primary Firm Contact(s)**	☐ No material change	☐ As Noted
IV.	**Regulatory**	☐ No material change	☐ As Noted
V.	**Organizational Structure**	☐ No material change	☐ As Noted
VI.	**Business and Operating Information**	☐ No material change	☐ As Noted
VII.	**Financial Disclosure**	☐ No material change	☐ As Noted

III. Primary Firm Contact(s)
[Attach additional names(s) as needed.]

Registrations Contact:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Responsible Person:

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#1) Registered Supervisor of Authorized Person(s) - Series 7 and 57 or an equivalent foreign examination module approved by the Exchange**:**

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#2) Registered Supervisor of Authorized Person(s) - Series 7 and 57 or an equivalent foreign examination module approved by the Exchange**:**

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Chief Compliance Officer:

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

ADDENDUM TO MEMBER APPLICATION

Each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:______________________ CRD #:______________________

For following Sections, *attach response statement(s) as needed.*

IV. Regulatory

- ☐ a) Form BD: *current copy*. SEC # 8-:__________________ Firm CRD: #______________________
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Authorized Trader(s) Series 7 and Series 57 or an equivalent foreign examination module approved by the Exchange.
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) – Rules Chapter XXIII
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders. A Sponsored Access Agreement and User Agreement will need to be completed and filed separately.*
- ☐ k) **Procedures:** *current copy*
    1) **Exchange trading activities:**
    2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
    3) **Information Barrier**
    4) **Business Continuity Planning**
- ☐ l) Date of Applicant's last examination during which supervisory procedures were reviewed.
    Please provide copy of disposition findings.

V. Organizational Structure

[Attach response statement(s) as needed.]

- ☐ a) Type of Organization:
  - ☐ Corporation ☐ Limited Liability Company
  - ☐ Partnership ☐ Sole Proprietorship
- ☐ b) State of Organization: ____________________ Federal Tax ID:____________________________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.
- ☐ f) Does Applicant Firm have a direct parent? Parent firm's name: ____
- ☐ g) Has Applicant and/or its predecessor organizations ever operated under another name?

VI. Business and Operating Information

[Attach response statement(s) as needed.]

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: NSCC, securities routing agreement, clearing agreement, joint back office, etc*.)
- ☐ b) The NSCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
- ☐ c) *Please provide:* Error Account Information:____
- ☐ d) MPID(s):____
- ☐ e) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter public customer or proprietary orders or conduct block and/or program trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ f) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ g) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ h) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.
- ☐ i) User Agreement
- ☐ j) Clearing Letter of Guarantee

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)

VIII. Equities Market Maker Membership

[Attach response statement(s) as needed.]

- ☐ a) List of other SROs at which firm is a Market Maker including:
  - Securities for each SRO and trading designation including dealer and/or specialist.
- ☐ b) List of Market Makers and CRD qualifying registrations
- ☐ c) List of Authorized Traders and CRD qualifying registrations
- ☐ d) MPID(s):____
- ☐ e) *Please provide:* Error Account Information:______________________________
- ☐ f) Written supervisory procedures related to equity market making.

IX. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

____________________	____________________
Print Name	Title
____________________	____________________
Signature	Date

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

Applicant – a current Member of the Exchange that is applying to participate on MIAX PEARL Equities.

Associated Person – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Authorized Trader - For purpose of MIAX PEARL Equities, the term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored User.

Broker - The term "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

Central Registration Depository ("Web CRD®" or "CRD") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

Control – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Dealer - The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

Designated Examining Authority - The term "designated examining authority" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Exchange Act to enforce compliance by Equity Members with Exchange Rules.

Equities Market Maker - The term "Equities Market Maker" shall mean an Equity Member that acts as a Market Maker in Equity Securities, pursuant to Chapter XXVI.

Equities Order Entry Firm - The term "Equities Order Entry Firm", "Order Entry Firm", or "OEF", shall mean those Equity Members representing orders as agent on MIAX PEARL Equities and those non-Equities Market Maker Members conducting proprietary trading.

Equity Member - The term "Equity Member" is a Member authorized by the Exchange to transact business on MIAX PEARL Equities.

Equity Securities - The term "Equity Securities" shall include any equity security defined as such pursuant to Rule 3a11-1 under the Exchange Act.

Financial Arrangement – the direct financing of a Market Maker's dealings upon the Exchange.

Member – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) an "Equities Market Maker" and/or (ii) an "Equities Order Entry Firm."

MIAX – Miami International Securities Exchange, LLC.

MIAX Emerald – MIAX Emerald, LLC.

MIAX PEARL – MIAX PEARL, LLC.

MIAX PEARL Equities - The term "MIAX PEARL Equities" shall mean MIAX PEARL Equities, an equities trading facility of MIAX PEARL, LLC.

MIAX PEARL Equities Book - The term "MIAX PEARL Equities Book" shall mean the electronic book of orders in Equity Securities maintained by the Trading System.

Person – a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision hereof.

Qualified Clearing Agency - The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Exchange Act that is deemed qualified by the Exchange.

Registered Broker or Dealer - The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

Responsible Person – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Self-Regulatory Organization ("SRO") – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Sponsored User – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Equity Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Equity Member's market participant identifier ("MPID").

User - The term "User" shall mean any Member or Sponsored User who is authorized to obtain access to the System pursuant to Exchange Rule 2602.

UTP Exchange Traded Products - The term "UTP Exchange Traded Products" refers to derivative securities products that are not listed on the Exchange but that trade on the Exchange pursuant to unlisted trading privileges, including the following: Equity Linked Notes, Investment Company Units, Index-Linked Exchangeable Notes, Equity Gold Shares, Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed-Income Index-Linked Securities, Futures-Linked Securities, Multifactor-Index-Linked Securities, Trust Certificates, Currency and Index Warrants, Portfolio Depository Receipts, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Commodity Index Trust Shares, Commodity Futures Trust Shares, Partnership Units, Paired Trust Shares, Trust Units, Managed Fund Shares, and Managed Trust Securities.

UTP Security - The term "UTP Security" shall mean an Equity Security that is listed on a national securities exchange other than on the Exchange and that trades on MIAX PEARL Equities pursuant to unlisted trading privileges.

MIAX PEARL Equities

Retail Member Organization Application

The completion of this application is required in order to be qualified by MIAX PEARL, LLC ("MIAX PEARL Equities" or the "Exchange") as a Retail Member Organization ("RMO") and submit Retail Orders.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to MIAX PEARL Equities by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See Exchange Rule 2626 for a full definition of terms and requirements.

GENERAL INFORMATION		
Name of Applicant:		CRD #:
Address of Principal Office:		
City:	State:	Zip:
MPID(s) used to submit Retail Orders:		
Members sending Retail Orders may elect that their display-eligible orders be included in the Exchange's proprietary data feeds as Attributable Orders utilizing a generic "RTAL" designation on either an order-by-order basis or by establishing a port-level default. Please contact the Trade Desk at 609-897-7302 or TradingOperations@MIAXEquities.com if you will be requesting that a specific port be designated with the "RTAL" identifier.		

BUSINESS CONTACT	
Name:	Email:
Title:	Phone:

BUSINESS DESCRIPTION
Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures ("WSPs") related to the requirements set forth in Exchange Rule 2626.

☐ Applicant has attached supporting documentation, including WSPs (REQUIRED)

RMO SUPERVISORY REQUIREMENTS
By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under Exchange Rule 2626. Applicant further attests that it has in place WSPs pursuant to Exchange Rule 2626. Such WSPs require Applicant to: (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of Exchange Rule 2626; and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must: (i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of Exchange Rule 2626 (a form acceptable to the Exchange for such annual written representation is attached hereto); and (ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

____
Applicant

____________________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	____________________________________ Date
____________________________________ Print Name	____________________________________ Title

Please return this completed Application and Attestation along with supporting documentation to MIAX PEARL Equities Member Services via email at MemberServices@MIAXEquities.com.

MIAX PEARL EQUITIES

RETAIL MEMBER ORGANIZATION – BROKER-DEALER CUSTOMER AGREEMENT

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each firm. For purposes of MIAX PEARL Equities Rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to MIAX PEARL Equities on behalf of Customer pursuant to Exchange Rule 2626.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to MIAX PEARL Equities will be in compliance with the requirements of Exchange Rule 2626. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title (must be an officer)	Title (must be an officer)
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
CRD #	CRD #
______________________________	______________________________
Date	Date

MIAX PEARL EQUITIES

BROKER-DEALER CUSTOMER ANNUAL ATTESTATION

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each firm. For purposes of MIAX PEARL Equities Rules, conducting retail business includes carrying retail customer accounts on a fully disclosed basis.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ____ (the "RMO") and pursuant to Exchange Rule 2626, the undersigned ("Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of Exchange Rule 2626.
   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
CRD #

____
Date